SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549



SCHEDULE 13D/A
(Rule 13d-101)


Under the Securities Exchange Act of 1934
(Amendment No. 1)*


PTC Therapeutics, Inc.
 (Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

    69370C100
(CUSIP Number)

Brookside Capital Partners Fund, L.P.
           John Hancock Tower, 200 Clarendon St.
                                    Boston, Massachusetts 02116
		       (617) 516-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

	    October 22, 2014
(Date of Event Which Requires Filing of This Statement)


       If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

       Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


 (Continued on following pages)



(Page 1 of 7 Pages)



CUSIP No. 69370C100

13D/A

Page 2 of 7 Pages

1.

NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Brookside Capital Partners Fund, L.P.
EIN No.: 04-3313066

2.


CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	?

(b)


3.

SEC USE ONLY


4.

SOURCE OF FUNDS

WC

5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED			?
PURSUANT TO ITEM 2(d) or 2(e)

6.

CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH


7.


SOLE VOTING POWER
915,585 Shares


8.


SHARED VOTING POWER
 0 (see Item 5)


9.


SOLE DISPOSITIVE POWER
915,585 Shares


10.


SHARED DISPOSITIVE POWER
 0 (see Item 5)

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
915,585 Shares (see Item 5)

12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN		?
SHARES

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.76%

14.

TYPE OF REPORTING PERSON
	 PN






CUSIP No. 69370C100

13D/A

Page 3 of 7 Pages


1.

NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Brookside Capital Trading Fund, L.P.
EIN No.: 26-4233731

2.


CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	?

(b)


3.

SEC USE ONLY


4.

SOURCE OF FUNDS

WC

5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED			?
PURSUANT TO ITEM 2(d) or 2(e)

6.

CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH


7.


SOLE VOTING POWER
1,503,244 Shares


8.


SHARED VOTING POWER
 0 (see Item 5)


9.


SOLE DISPOSITIVE POWER
1,503,244 Shares


10.


SHARED DISPOSITIVE POWER
 0 (see Item 5)

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,503,244 Shares (see Item 5)

12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN		?
SHARES

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.54%

14.

TYPE OF REPORTING PERSON
	 PN


Explanatory Note

On October 16, 2014, PTC Therapeutics, Inc., a Delaware corporation
(the "Issuer") announced the
closing of an underwritten public offering (the "Offering") of 3,000,000 shares of its Common Stock,
$0.001 par value per share (the "Common Stock"). This Amendment No. 1 ("Amendment No. 1") to the
Schedule 13D, filed with the SEC on July 3, 2013 on behalf of the following (collectively, the "Reporting
Persons"): (1) Brookside Capital Partners Fund, L.P., a Delaware limited partnership ("Partners Fund"),
whose sole general partner is Brookside Capital Investors, L.P., a Delaware limited partnership
("Brookside Investors"), whose sole general partner is Brookside Capital
 Management, LLC, a Delaware
limited liability company ("Brookside Management"); and (2) Brookside Capital
 Trading Fund, L.P., a
Delaware limited partnership ("Trading Fund"), whose sole general partner is
 Brookside Capital Investors
II, L.P., a Delaware limited partnership ("Brookside Investors II"), whose sole general partner is
Brookside Management (the "Original Schedule 13D"), is filed to reflect the percentage change in the
Reporting Persons' beneficial ownership as a result of the Offering and the purchases made by the
Trading Fund described in Item 4 of this Amendment No. 1.  This Amendment No.
 1 amends and
supplements the Original Schedule 13D only to the extent provided herein and all other items in the
Original Schedule 13D remain unchanged.


Item 4. 	Purpose of Transaction


Item 4 is hereby amended and supplemented to add the following:

The Partners Fund and Trading Fund made sales between October 15, 2014 and
 October 22, 2014 totaling
340,804 shares of Common Stock from the Issuer ("October Sales").  Following the October Sales, the
Reporting Persons hold, in the aggregate, 2,418,829 shares of Common Stock.

Item 5.	Interest in Securities of the Company

Item 5 is amended and restated in its entirety as follows:

(a) - (c) The information contained on the cover pages to this Schedule 13D/A is hereby incorporated herein by reference. As reported in the Company's Prospectus filed pursuant to
 Rule 424(b)(4)
on October 10, 2014 with the Securities and Exchange Commission
(the "2014 Prospectus"),
there are 33,102,647 shares of Common Stock outstanding following the Offering. The Trading
Fund beneficially owns 1,503,244 shares of Common Stock, representing 4.54%
 of the Issuer's
outstanding Common Stock, and the Partners Fund beneficially owns 915,585 shares of
Common Stock, representing 2.76% of the Issuer's outstanding Common Stock.
 Collectively,
the Reporting Persons beneficially own 2,418,829 shares of Common Stock, representing
7.30% of the Issuer's outstanding Common Stock.

	Brookside Investors, as the sole general partner of the Partners Fund, may be deemed to share voting and dispositive power with respect to 915,585 shares of Common Stock currently held
by the Partners Fund, representing 2.76% of the shares of the Issuer's outstanding Common
Stock. Brookside Investors II, as the sole general partner of the Trading Fund, may be deemed
to share voting and dispositive power with respect to 1,503,244   shares of
 Common Stock
currently held by the Trading Fund, representing approximately 4.54% of the
 Issuer's
outstanding Common Stock. The filing of this Statement shall not be construed as an admission
that Brookside Investors and Brookside Investors II are, for the purpose of Section 13(d) of the
Exchange Act, the beneficial owners of such shares held by the Partners
 Fund and the Trading
Fund.

	Brookside Management, as the sole general partner of Brookside Investors and Brookside
Investors II, may be deemed to share voting and dispositive power with respect to 2,418,829
shares of Common Stock currently held by the Partners Fund and the
 Trading Fund,
representing 7.30% of the shares of Common Stock outstanding. The filing of this Statement
shall not be construed as an admission that Brookside Management is, for the purpose of
Section 13(d) of the Exchange Act, the beneficial owner of such shares held by the Partners
Fund and the Trading Fund.

 (d) 	Except as otherwise described in this Item 5, no one other than the Partners Fund and the
Trading Fund has the right to receive, or the power to direct the receipt of, dividends from, or
the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the
Partners Fund and the Trading Fund.

(e)	Not applicable.



SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  October 23, 2014


                          BROOKSIDE CAPITAL PARTNERS FUND, L.P.

                    By: Brookside Capital Investors, L.P.,
                    its general partner
                    By: Brookside Capital Management, LLC,
                    its general partner

                               	By:
                          Name: Matthew McPherron
                          Title: Managing Director

                          BROOKSIDE CAPITAL TRADING FUND, L.P.

                    By: Brookside Capital Investors II, L.P.,
                    its general partner
                    By: Brookside Capital Management, LLC,
                    its general partner


                               	By:
                          Name: Matthew McPherron
                          Title: Managing Director




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